                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE TO-C

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                FUTURELINK CORP.
                       (Name of Subject Company (Issuer))

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                                FUTURELINK CORP.
                        (Name of Filing Person (Offeror))

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 Options Under FutureLink Corp.'s Second Amended and Restated Stock Option Plan
              to Purchase Common Stock, Par Value $.0001 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                   -----------

                                   36114 Q 208
                (CUSIP Number of Underlying Class of Securities)

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                                   copies to:
   Howard E. Taylor                              John F. Della Grotta, Esq.
Chief Executive Officer                            Stephen D. Cooke, Esq.
   FutureLink Corp.                        Paul, Hastings, Janofsky & Walker LLP
 2 South Pointe Drive                        695 Town Center Drive, 17th Floor
 Lake Forest, CA 92630                       Costa Mesa, California 92626-1924
  Tel: (949) 672-3000                               Tel: (714) 668-6200
                                                    Fax: (714) 979-1921

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                           Amount of Filing Fee
     ---------------------                            --------------------
          $79,272,344                                         $15,854

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,679,163 shares of common stock of FutureLink Corp. having a weighted average exercise price of $8.19 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount previously paid:                   $15,854
            Form or Registration No.:                 005-56297
            Filing party:                             FutureLink, Corp.
            Date filed:                               February 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 12.  EXHIBITS

Item 12 of the Tender Offer Statement is supplemented by adding the following information thereto:

(a)(1)(E) Form of Letter to Option Holders Regarding Eligible Options.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   FutureLink Corp.

                                                   /s/ Howard E. Taylor
                                                   -----------------------------
                                                       Howard E. Taylor
                                                       Chief Executive Officer

Date: February 16, 2001

                                INDEX TO EXHIBITS

 Exhibit
 Number                            Description
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(a)(1)(E)   Form of Letter to Option Holders Regarding Eligible Options.


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